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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Craig J. Cerny (First) (Middle) (Last)		Harrington West Financial Group, Inc. (HWFG)

	c/o Harrington West Financial Group, Inc. 10801 Mastin Boulevard, Suite 740 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			02/24/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Overland Park KS 66210 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman and Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/24/03				A			1,500		$11.50		333,885		D

	Common Stock													85,500		I		By Wife

	Common Stock		2/24/03				A			3,500		$11.50		15,215		I		By Harrington Wealth Management

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option		$5.83

	Employee Stock Option		$6.83

	Employee Stock Option		$8.33

	Employee Stock Option		$8.33

	Employee Stock Option		$5.83

	Employee Stock Option		$9.33

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	7/17/06		Common Stock	15,000				15,000		D

	(2)	7/17/07		Common Stock	19,500				19,500		D

	(3)	7/22/08		Common Stock	21,000				21,000		D

	(4)	7/21/09		Common Stock	22,500				22,500		D

	(5)	6/30/05		Common Stock	42,453				42,453		D

	(6)	1/9/12		Common Stock	7,500				7,500		D

Explanation of Responses:

/s/ Craig J. Cerny	2/26/03
**Signature of Reporting Person	Date

(1)	The option vested in four equal annual installments beginning on 7/17/97 and, therefore, is currently fully exercisable.
(2)	The option vested in four equal annual installments beginning on 7/17/98 and, therefore, is currently fully exercisable.
(3)	The option vested in four equal annual installments beginning on 7/22/99 and, therefore, is currently fully exercisable.
(4)	The option vests in four equal annual installments beginning on 7/22/00.
(5)	The option was granted on 4/4/96 and is currently fully exercisable. On 1/08/03, the exercise period of the option was extended from 6/30/03 to 6/30/05.
(6)	The option vests in four equal annual installments beginning on 1/9/03.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.